Exhibit 15.3

February 12, 2015
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated February 12, 2015, of Syngenta AG and are in agreement with the statements contained in paragraphs two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young AG

Basel, Switzerland